SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: February 15, 2006
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: February 15, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

February 15, 2006
Ivanhoe Mines Extends Warrants
Vancouver, B.C. — Ivanhoe Mines Ltd. announced today that it has extended the expiry date of 5,760,000 warrants to purchase 576,000 common shares issued in connection with a US$50 million private placement that closed on October 31, 2003. On February 7, 2006, the company agreed that the warrants, which were to have expired on February 15, 2006, would be extended until February 15, 2007, subject to TSX approval. The company has now received TSX approval and effective March 1, 2006, warrant holders may exercise the warrants at the original exercise price of US$8.68 (approximately Cdn$10.05) per common share for every 10 warrants held until the new expiry date on February 15, 2007. All of the warrant holders are arm’s length investors.

IVANHOE MINES LTD.
Per:	Beverly A. Bartlett
Corporate Secretary